UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

               ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________to_____________

Commission file number  0-10436.


               L. B. Foster Company 401(k) and Profit Sharing Plan
--------------------------------------------------------------------------------
                (Full title of the plan and the address of plan, if different from that of the issuer named below)


                              L. B. FOSTER COMPANY
                               415 Holiday Drive
                              Pittsburgh, PA 15222
--------------------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              L. B. Foster Company
                         401(k) and Profit Sharing Plan

                              Financial Statements
                         and Other Financial Information

                           December 31, 2007 and 2006,
                      and the Year Ended December 31, 2007




                                    Contents

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4

Other Financial Information

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................12

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Plan Administrator
L. B. Foster Company
401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the L. B. Foster Company 401(k) and Profit Sharing Plan (formerly, the L.B. Foster Company Voluntary Investment Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                /s/ Ernst & Young LLP


June 27, 2008

                              L. B. Foster Company
                         401(k) and Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                                            December 31
                                                                       2007              2006
                                                                   ------------      ------------
Assets
Investments, at fair value                                         $47,945,591       $39,141,654
Participant loans                                                      685,149           444,114
                                                                   ------------      ------------
                                                                    48,630,740        39,585,768

Receivables:
 Employee                                                                    -            82,093
 Employer                                                            1,000,000         1,058,306
 Other                                                                  15,671             1,134
                                                                   ------------      ------------
                                                                     1,015,671         1,141,533

Net assets available for benefits, at fair value                    49,646,411        40,727,301

Adjustment from fair value to contract value for
 investments in fully benefit-responsive investment contracts           13,768            14,370
                                                                   ------------      ------------
Net assets available for benefits                                  $49,660,179       $40,741,671
                                                                   ============      ============


See accompanying notes.

                              L. B. Foster Company
                         401(k) and Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2007

Additions
Investment income:
  Interest and dividends                                             $ 2,056,589
  Net realized/unrealized appreciation in investment fair value        5,250,029
                                                                     -----------
Total investment income                                                7,306,618

Transfer to Plan                                                       1,718,423

Contributions:
  Employee                                                             1,774,455
  Rollover                                                               240,926
  Employer                                                             1,773,928
                                                                     -----------
Total contributions                                                    3,789,309
                                                                     -----------
                                                                      12,814,350

Deductions
Benefit payments                                                       3,889,183
Administrative expenses                                                    6,659
                                                                     -----------
                                                                       3,895,842
                                                                     -----------

Increase in net assets available for benefits                          8,918,508
Net assets available for benefits, beginning of year                  40,741,671
                                                                     -----------
Net assets available for benefits, end of year                       $49,660,179
                                                                     ===========

See accompanying notes.

                              L. B. Foster Company
                         401(k) and Profit Sharing Plan

                          Notes to Financial Statements

                           December 31, 2007 and 2006


1. Description of Plan

Effective March 1, 2007, the Company merged the L. B. Foster Company Retirement Savings Plan into the L. B. Foster Company Voluntary Investment Plan. The consolidated plan became the L. B. Foster Company 401(k) and Profit Sharing Plan. The following brief description of the L. B. Foster Company 401(k) and Profit Sharing Plan (the Plan) is provided for general information purposes. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan extended to all eligible employees of L.
B. Foster Company (the Company) who have attained age 18. The L. B. Foster Company Employee Benefits Policy and Review Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions

Contributions under the Plan are made by both the participants and the Company. A participant who elects to make pretax contributions of at least the maximum amount subject to Company matching can also elect to make additional voluntary contributions on an after-tax basis. Participants may contribute up to 75% of their annual pre-tax compensation and up to 100% of their compensation on an after-tax basis, subject to Internal Revenue Code limitations. There is no limit on aggregate pretax and after-tax contributions. Participant contributions and employer matching contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom funds until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant's discretion.

The Plan includes a provision for immediate Company match. Participants receive a Company match of 100% on the first 1% of their eligible compensation and 50% of the next 6% of their eligible compensation for a maximum Company match of 4%. To be eligible for the Company matching contributions, participants must make employee pretax deferral contributions or Roth 401(k) after tax deferral contributions. The plan will match on the combined total of these contributions up to the matching limit.

                              L. B. Foster Company
                         401(k) and Profit Sharing Plan

                          Notes to Financial Statements


1. Description of Plan (continued)

The Company, upon resolution of the Board of Directors, may make a discretionary profit sharing contribution of an amount out of, but not in excess of, the Company's current or accumulated profits. Discretionary contributions of $1,000,000 and $626,000 were approved for 2007 and 2006, respectively. Forfeitures of discretionary contributions are reallocated to the Plan's remaining, eligible participants. The Company's matching contributions may be reduced by any forfeitures that accumulate from terminations of participants with nonvested employer matching contributions. No forfeitures were utilized during 2007 or 2006. At December 31, 2007 and 2006, forfeitures approximating
$31,400 and $4,800, respectively, were available to reduce future company contributions. Participants must have attained one year of service as of the last day of the Plan Year in order to be eligible for the discretionary profit sharing contribution, if any, for that year.

Vesting

A participant's vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant's account attributable to the participant's contributions and (b) that portion of the participant's account attributable to the Company's contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants are 100% vested in the Company's contributions after two years of eligible service.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant's vested account balance on the valuation date.

                              L. B. Foster Company
                         401(k) and Profit Sharing Plan

                          Notes to Financial Statements


1. Description of Plan (continued)

Withdrawals

Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw their vested interest in the portion of their account, subject to a $500 minimum, attributable to matching, fixed, and discretionary contributions, and related earnings. The Plan also allows for age 59 1/2 in-service withdrawals of all or any portion of the participant's vested account balance.

Participants' Accounts

Each participant's account is credited with the participant's pretax and voluntary contributions, the participant's allocable share of company contributions, and related earnings of the funds. Participants' accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

Loans

A participant may obtain a loan equal to the lesser of 50% of their vested account balance or $50,000. The loan proceeds are deducted from the participant's account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 360 months. The loan carries a reasonable interest rate as determined by the Plan Sponsor. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

                              L. B. Foster Company
                         401(k) and Profit Sharing Plan

                          Notes to Financial Statements


2. Summary of Significant Accounting Policies

Valuation of Investments

Mutual fund values are based on the underlying investments in securities. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The contract value of participation units owned in the collective trust fund is based on quoted redemption values, as determined by the Trustee, on the last business day of the plan year. The fair value of participation units owned by the collective trust fund is determined based on the present value of the underlying contracts' cash flows, discounted at current market rates for investments of similar quality and duration. Loans receivable from participants are valued at cost which approximates fair value.

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

As described above, the assets of the Plan are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of amounts disclosed as net assets available for benefits is dependent on the results of these markets.

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis. Contributions receivable are recorded among the available investment options based upon the participants' aggregate investment allocations in effect at the end of the plan year.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

                              L. B. Foster Company
                         401(k) and Profit Sharing Plan

                          Notes to Financial Statements


2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan is currently evaluating the impact that SFAS 157 will have on its financial statements.

3. Investments

Discretionary   profit-sharing   contributions   are  directed   into   eligible
participant accounts based on the participants' investment elections at the time the contribution is made.

                              L. B. Foster Company
                         401(k) and Profit Sharing Plan

                          Notes to Financial Statements


3. Investments (continued)

For the year ended December 31, 2007, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                               Net Realized/
                                                                Unrealized
                                               Fair Market     Appreciation
                                                  Value       (Depreciation)
-----------------------------------------------------------------------------
Fidelity Investments*:
   Magellan Fund                             $          -       $    26,084
   Equity Income Fund                           2,249,883          (135,798)
   Growth and Income Fund                               -            (4,920)
   Government Income Fund                       1,261,473            32,214
   Blue Chip Fund                                       -            (3,552)
   Asset Manager Fund                                   -            11,481
   Balanced Fund                                1,358,778           (21,232)
   Low Price Stock Fund                         1,635,135           (88,126)
   Small Cap Stock Fund                         1,070,718           (98,523)
   Value Fund                                     102,810           (12,714)
   International Discovery Fund                 4,295,036           487,775
   Cap Appreciation Fund                          244,962           (15,723)
   Spartan Extended Market Index Fund              38,529            (1,572)
   Spartan International Index Fund               403,180            (6,360)
   Spartan US Equity Index                      3,365,131           110,149
   Freedom Income Fund                            199,433            (2,031)
   Freedom 2000                                       880               291
   Freedom 2010                                 1,168,992             8,563
   Freedom 2020                                 2,106,979            22,400
   Freedom 2030                                 1,416,285             1,642
   Freedom 2040                                   515,485             7,684
   Freedom 2005                                    58,509            (1,683)
   Freedom 2015                                   344,652           (10,329)
   Freedom 2025                                   514,989            (7,028)
   Freedom 2035                                    26,526               242
   Freedom 2045                                    96,027            (1,144)
   Freedom 2050                                   124,771               (70)
   Managed Income Portfolio                     1,266,879                 -
   Retirement Government Money Market Fund      3,464,479                 -
Mutual Shares                                   3,859,108          (144,632)
Davis NY Venture Fund                           4,302,694           191,534
Columbia Acorn Select Z Fund                    1,466,647           (16,270)
PIMCO Total Return Fund                         1,672,612            41,641
Credit Suisse Emerging Growth Fund                      -            16,389
MSI International Equity Fund                           -               814
Allianz NFJ Small Cap Value Fund                1,138,086           (59,775)
L. B. Foster Company Stock Fund                 8,175,923         4,922,608
                                             --------------  ----------------
                                             $ 47,945,591       $ 5,250,029
                                             ==============  ================

                              L. B. Foster Company
                         401(k) and Profit Sharing Plan

                          Notes to Financial Statements


3. Investments (continued)

The fair value of investments representing 5% or more of the Plan's assets at December 31, 2007 and 2006 is as follows:

                                                       2007              2006
                                                  ------------------------------
Fidelity Investments:
   Magellan Fund                                  $          -      $  3,934,234
   Equity Income Fund                                2,249,883         2,658,469
   Growth and Income Fund                                    -         3,663,699
   Low Price Stock Fund                              1,635,135         2,192,096
   International Discovery Fund                      4,295,036                 -
   Retirement Government Money Market Fund           3,464,479         2,393,482
   Spartan US Equity Index Fund                      3,365,131         3,311,564
Mutual Shares                                        3,859,108                 -
Davis NY Venture Fund                                4,302,694                 -
MSI International Equity Fund                                -         3,336,370
L. B. Foster Company Stock Fund                      8,175,923         6,113,933

4. Income Tax Status

The Plan has received a determination  letter from the Internal  Revenue Service
(IRS) dated July 30, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

5. Transactions With Parties in Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan's administration are absorbed by the Company.

                           Other Financial Information

                              L. B. Foster Company
                         401(k) and Profit Sharing Plan

                         EIN #25-1324733    Plan #201

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2007

   Identity of Issue, Borrower,                                                          Shares        Fair Market
     Lessor, or Similar Party                     Description of Investment                Held            Value
------------------------------------------------------------------------------------------------------------------

Fidelity Investments*:
  Equity Income Fund                              Equities                                40,788     $   2,249,883
  Government Income Fund                          Government obligations                 121,764         1,261,473
  Balanced Fund                                   Equities                                69,290         1,358,778
  Low Price Stock Fund                            Equities                                39,755         1,635,135
  Small Cap Stock Fund                            Equities                                61,430         1,070,718
  Value Fund                                      Equities                                 1,371           102,810
  International Discovery Fund                    Equities                                99,699         4,295,036
  Cap Appreciation Fund                           Equities                                 9,154           244,962
  Spartan Extended Market Index Fund              Index funds                              1,005            38,529
  Spartan International Index Fund                Index funds                              8,524           403,180
  Spartan US Equity Index                         Equity funds, index funds               64,839         3,365,131
  Freedom Income Fund                             Equity funds, fixed income funds        17,418           199,433
  Freedom 2000                                    Equity funds, fixed income funds            71               880
  Freedom 2010                                    Equity funds, fixed income funds        78,879         1,168,992
  Freedom 2020                                    Equity funds, fixed income funds       133,269         2,106,979
  Freedom 2030                                    Equity funds, fixed income funds        85,732         1,416,285
  Freedom 2040                                    Equity funds, fixed income funds        52,979           515,485
  Freedom 2005                                    Equity funds, fixed income funds         4,963            58,509
  Freedom 2015                                    Equity funds, fixed income funds        27,639           344,652
  Freedom 2025                                    Equity funds, fixed income funds        39,073           514,989
  Freedom 2035                                    Equity funds, fixed income funds         1,939            26,526
  Freedom 2045                                    Equity funds, fixed income funds         8,461            96,027
  Freedom 2050                                    Equity funds, fixed income funds        10,916           124,771
  Managed Income Portfolio                        Guaranteed investment contracts      1,280,647         1,266,879
  Retirement Government Money Market Fund         Government obligations, money        3,464,479         3,464,479
                                                   market securities
Mutal Shares                                      Equities                               153,444         3,859,108
Davis NY Venture Fund                             Equities                               107,540         4,302,694
Columbia Acorn Select Z Fund                      Equities                                51,624         1,466,647
PIMCO Total Return Fund                           Fixed income securities                156,465         1,672,612
Allianz NFJ Small Cap Value Fund                  Equities                                38,449         1,138,086
                                                                                                     --------------
Total mutual funds                                                                                      39,769,668

L. B. Foster Company Stock Fund                   Common stock                           158,050         8,175,923
                                                                                                     --------------
                                                                                                         8,175,923

                                                  Participant loans, interest rates
Outstanding participant loans                      ranging from 4.5% to 10.5%,
                                                   various maturities ranging
                                                   from 2 to 30 years                                      685,149
                                                                                                     --------------
                                                                                                     $  48,630,740
                                                                                                     ==============

*Party in interest

                                  EXHIBIT INDEX


Exhibit 23.1            Consent of Independent Registered Public Accounting Firm

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                     L. B. Foster Company 401(k)
                                                     And Profit Sharing Plan
                                                     ---------------------------
                                                     (Name of Plan)


Date: June 27, 2008                                  By: /s/ David J. Russo
      -------------                                  ---------------------------
                                                     David J. Russo
                                                     Senior Vice President,
                                                     Chief Financial Officer and
                                                     Treasurer

                                                                   Exhibit 23.1



            Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-65885) pertaining to the L. B. Foster Company 401(k) and Profit Sharing Plan (formerly, the L.B. Foster Company Voluntary Investment Plan) of our report dated June 27, 2008, with respect to the financial statements and schedule of the L. B. Foster Company 401(k) and Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.


                                                /s/ Ernst & Young LLP


June 27, 2008